
October 26, 2022

Yang Hu
Chief Financial Officer
Yalla Group Ltd
#238, Building 16
Dubai Internet City
PO Box 50913
Dubai, United Arab Emirates

>   **Re: Yalla Group Ltd**
>   **Form 20-F for the Year Ended December 31, 2021**
>   **Filed on April 25, 2022**
>   **File No. 001-39552**

Dear Yang Hu:

We issued comments to you on the above captioned filing on September 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 8, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology